DRAFT February 21, 2012

Howard & Majewski LLP

February     , 2012

VIA EDGAR CORRESPONDENCE

Ms. Karen Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Artio Global Investment Funds (the “Trust”) and its respective series:
Artio International Equity Fund (“International Equity Fund”)
Artio International Equity Fund II (“International Equity Fund II”)
Artio Emerging Markets Local Currency Debt Fund (“EMD Fund”)
Artio Total Return Bond Fund (“Total Return Bond Fund”),
Artio Global High Income Fund (“Global High Income Fund”)
Artio U.S. Microcap Fund (“Microcap Fund”)
Artio U.S. Smallcap Fund (“Smallcap Fund”)
Artio U.S. Midcap Fund (“Midcap Fund”) and
Artio U.S. Multicap Fund (“Multicap Fund”)
--- File nos. 33-47507, 811-6652
and

Artio Global Equity Fund Inc. (the “Global Equity Fund”)
--- File Nos. 333-111901, 811-6017

Dear Ms. Rossotto:

This letter is in response to the comments provided via telephone conference on February 6, 2012 to Post-Effective Amendment No. 57 to the Trust’s registration statement and Post-Effective Amendment No. 16 to the Global Equity Fund’s registration statement, each filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) on December 22, 2011. The comments provided by the SEC and the responses of the Trust and the Global Equity Fund (together the “Registrants”) are listed below:

1.

Comment: In the sections entitled “Fund Summaries - Annual Fund Operating Expenses” of the Prospectus with respect to all the Funds of the Registrants, please provide a separate line item for acquired fees and expenses, as applicable.

Response: For any fund with an acquired fund and expense of over 0.01%, the Registrants will make this change as requested.

2.	Comment: In the sections entitled “Fund Summaries – Principal Investment Strategies” and “Fund Strategies and Risks” of the Prospectus with respect to International Equity Fund,

International Equity Fund II and Global Equity Fund, consider shortening the strategy and risk disclosures of investments in precious-metals instruments.

Response: The Registrants will make this change as requested. The Registrants will revise the strategy and risk disclosure, as applicable to International Equity Fund, International Equity Fund II and Global Equity Fund, related to precious metals to read as follows:

For the International Equity Fund and Global Equity Fund:

Principal Investment Strategies

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Although the Fund is not permitted to make direct investments in gold bullion, it is permitted to invest in gold through precious metal-related instruments ~~such~~ relating to ~~as~~ gold, silver, platinum and palladium including (i) the equity securities of companies that explore for, extract, process or deal in precious metals, and related options or warrants thereof, (ii) asset-based securities indexed to the value of such metals, such as ETFs, and related options thereof (iii) precious metal related structured notes, futures and options on futures, swaps, and (iv) commodity pools and other indirect investments in precious metals (collectively “precious metal-related instruments~~”). Investments in precious metal-related instruments may be purchased when they are believed to be attractively priced or when values of precious metal-related instruments are expected to benefit from inflationary pressure or other economic, political or financial uncertainty or instability.~~ The Fund may have significant exposure to gold. ~~Gold is a commodity which has risen significantly over the past decade and historically has been a volatile investment and from time to time subject to government restrictions or prohibitions.~~ The Fund may enter into these precious metal-related instruments directly or gain exposure to these instruments indirectly by investing in an offshore subsidiary of the Fund. ~~To the extent precious metal-related instruments are held through an offshore subsidiary of the Fund, such subsidiary will not be subject to U.S. laws (including securities laws) and their protections. An offshore subsidiary is subject to the laws and regulations of a foreign jurisdiction. The offshore subsidiary is subject to the same investment restrictions as the Fund.~~

For the International Equity Fund II:

Principal Investment Strategies

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The Fund may invest in precious metal-related instruments such as gold, silver, platinum and palladium including (i) the equity securities of companies that explore for, extract, process or deal in precious metals, and related options or warrants thereof, (ii) asset-based securities indexed to the value of such metals, such as ETFs, and related options thereof (iii) precious metal-related structured notes, futures and options on futures, swaps, and (iv) commodity pools and other indirect investments in precious metals (collectively “precious metal-related instruments”). ~~Investments in precious metal-related instruments may be purchased when they are believed to be attractively priced or when values of precious metal-related instruments are expected to benefit from inflationary pressure or other economic, political or financial uncertainty or instability.~~ The Fund may have significant exposure to gold. ~~Gold is a commodity which has risen significantly over the past decade and historically has been a volatile investment and from time to time subject to government restrictions or prohibitions.~~ The Fund may enter into these precious metal-related instruments directly or gain exposure to these instruments indirectly by investing in an offshore subsidiary of the Fund. ~~To the extent precious metal-related instruments are held through an offshore subsidiary of the Fund, such subsidiary will not be subject to U.S. laws (including securities laws) and their protections. An offshore subsidiary is subject to the laws and regulations of a foreign jurisdiction. The offshore subsidiary is subject to the same investment restrictions as the Fund.~~

For International Equity Fund, International Equity Fund II and Global Equity Fund:

Principal Investment Risks

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Precious Metals Risk: The Fund’s investments in precious metals (e.g. gold, silver, platinum and palladium) and precious metal-related instruments can fluctuate due to monetary and political developments such as economic cycles, the devaluation of currency, changes in inflation or expectations about inflation in various countries, interest rates, metal sales by governments or other entities, government regulation including the possibility that the U.S. government could restrict or prohibit the ownership of gold, and resource availability and demand. Changes in the political climate for major precious metal producers such as China, Australia, South Africa, Russia, the United States, Peru and Canada may have a direct impact on worldwide precious metal prices. Based on historical experience, during periods of economic or fiscal instability precious metal-related instruments may be subject to extreme price fluctuations, reflecting the high volatility of precious metal prices during such periods. In addition, the instability of precious metal prices may result in volatile earnings of precious metal-related companies, which may, in turn, adversely affect the financial condition of such companies.

The Fund could have significant exposure to gold. Although the Fund is not permitted to make direct investments in gold bullion, the Fund is permitted to invest in gold through the precious metal-related instruments listed in the Fund’s Principal Investment Strategies. ~~While gold has risen significantly over the past decade, gold prices have historically been volatile and from time to time susceptible to specific political and economic risks including changes in U.S. or foreign tax, currency or mining laws, increased environmental costs, international monetary and political policies, economic conditions within an individual country, trade imbalances, and trade or currency restrictions between countries. The price of gold, in turn, is likely to affect the market prices of securities of companies mining or processing gold, and accordingly, the value of a Fund’s investments in such securities may also be affected. G~~old and other precious metal-related instruments as a group have not performed as well as the stock market in general during periods when the U.S. dollar is strong, inflation is low and general economic conditions are stable. In addition, returns on gold and other precious metal-

related instruments have historically been more volatile than investments in broader equity or debt markets.

The Fund may invest up to 20% of its net assets in a wholly-owned subsidiary of the Fund formed in the Cayman Islands, which has the same investment objective as the Fund and has a strategy of investing in commodity-based futures, commodity-based over-the-counter (“OTC”) options, commodity-based options on futures, commodity-based exchanged traded funds (“ETFs”), OTC and exchange traded options on commodity-based ETFs, commodity-based total return swaps, commodity-based credit linked/participatory notes and warrants, commodity pools, and investments in precious metals.

 ~~securities which may generate income throughout the Fund’s holding period through dividends or other current payments, the Fund’s investment in precious metal-related instruments results in no income being derived from such investments during the holding period of such instruments. Investments in futures contracts and similar “derivative” instruments related to precious metals also carries additional risks, in that these types of instruments are (i) often more volatile than direct investments in the commodity underlying them, because they commonly involve significant “built in” leverage, and (ii) subject to the risk of default by the counterparty to the contract. For example, a shortage in the supply of gold would have a material effect on the gold market and the market for gold-related instruments which could adversely affect the value of the Fund’s investments in gold-related instruments if, for example, as a result of the shortage there was insufficient gold to cover the underlying instruments resulting in a counterparty default. In addition, the taxable income derived from trading in precious metals and certain contracts and derivatives relating to precious metals may result in negative tax consequences. Finally, if, the Fund holds its precious metal investments in book account, such investments would subject the Fund to the credit risk of the party holding the precious metals.~~

I~~n order to qualify as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) the Fund is limited in the amount of income that it may derive from certain sources, such as investments in many precious metal-related instruments, to 10% of gross income on an annual basis (See “Additional Information Concerning Taxes” in the Fund’s Statement of Additional Information). The Fund has established a wholly-owned subsidiary in the Cayman Islands which is intended to provide the Fund with exposure to the precious metal-related commodity markets consistent with the limitations of Subchapter M of the Code. The Fund received a private letter ruling from the IRS which concludes that the income from the subsidiary is qualifying income under Subchapter M of the Code.~~

~~Compliance with the Code may require the recognition of gains through the sale of securities and other investments not subject to the 10% gross income limitation. This would cause the Fund to recognize income earlier, or at less favorable tax rates, than might otherwise be the case.~~

~~The gold market is a global marketplace which trades both over-the-counter (“OTC”) and through various exchanges. The OTC market generally consists of transactions in spot, forward, options and other derivatives, while exchange-traded transactions consist of futures and options.~~

3.

Comment: In the section entitled “Fund Summaries – Principal Investment Risks” of the Prospectus with respect to all the Funds, please consider deleting the disclosures related to the Funds not being bank deposits or an obligation of a bank unless the Funds are sold by a bank or similar entity.

Response: The Funds are sold by banks and the Registrants believe the disclosure is warranted.

4.	Comment: In the sections entitled “Fund Summaries – Purchase and Redemption of Fund Shares” of the Prospectus with respect to all the Funds, please move the following disclosure to Item 11:

The Fund’s ability to impose the guidelines above with respect to accounts held by financial intermediaries may vary depending on the systems capabilities of those intermediaries, applicable contractual and legal restrictions and cooperation of those intermediaries.

Registered investment advisers and intermediate model-based platforms are no longer permitted to introduce new clients.

Response: The Registrants will make the requested change.

5.

Comment: In the sections entitled “Fund Summaries - Annual Fund Operating Expenses” of the Prospectus with respect to all the Funds, provide a footnote where appropriate concerning any expense reimbursement or fee waiver arrangements that will reduce any fund operating expenses for at least one year from the effective date of the registration statements. Delete the Fee Waiver / Expense Reimbursement line from the shareholder fee tables of those Funds that do not have written fee waivers or expense reimbursement agreements with the investment adviser for a period of at least one year from the effective date of the registration statements.

Response: The Registrants will make this change as requested.

6.	Comment: For any Fund that discloses a contractual expense reimbursement or fee waiver arrangement, please briefly describe who can terminate the arrangement and for what circumstances.

Response: The Registrants will adjust the footnote related to the contractual expense reimbursement disclosure to follow the format as follows:

The Adviser has contractually agreed to reimburse certain expenses of the Fund through February 28, 2013 (the “Expense Limitation”). Net operating expenses of the Fund, based on the average daily net assets, are limited to ___% for Class A shares and ___% for Class I shares. Acquired Fund Fees and Expenses are excluded from this calculation. This arrangement does not include interest, taxes, brokerage commissions, and extraordinary expenses. The Fund has agreed to repay the Adviser for expenses reimbursed to the Fund provided that repayment does not cause the Fund’s total annual operating expenses to exceed the Expense Limitation. Any such repayment must be made within three years after the year in which the Adviser incurred the expense. The Expense Limitation may only be terminated by the Board of Trustees of the Fund.

7.

Comment: In the section entitled “Fund Summaries – Principal Investment Risks” of the Prospectus of the Total Return Bond Fund, please remove mortgage-related or other asset-backed securities risk unless the Fund’s principal investment strategies include investment in such securities.

Response: The section entitled “Fund Summaries – Principal Investment Strategies” of the Prospectus of the Total Return Bond Fund does contain disclosure related to the mortgage-backed securities:

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The Fund invests in mortgage-backed and other asset-backed securities, including corporate assets such as credit card receivables and automobile loan receivables. As of October 31, 2011 the Fund had 13.48% of its net assets invested in government sponsored mortgage-backed securities and an additional 25.74% of its net assets in other asset-backed securities.

8.       Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” of the Prospectus of the EMD Fund, please disclose whether the 80% name test basket includes both fixed income and short-term instruments that are denominated in local currencies. Additionally, the Staff reminds the Registrants that such securities need to be economically tied to the country and not just the currency

Response: The Registrants will revise the disclosure to read as follows:

Under normal circumstances, the Fund will invest at least 80% of its net assets (including fixed income related futures, options, swaps and other instruments as well as borrowings for investment purposes) in fixed income and short term money market instruments, spot and forward foreign exchange contracts and cash balances denominated in emerging market currencies. The Fund will provide shareholders with at least 60 days notice prior to any changes in this policy. The Fund may invest in derivatives denominated in any currency and such instruments will be included under the 80% of net assets policy provided the underlying asset is a fixed income or currency instrument denominated in an emerging market currency. As of October 31, 2011, the Fund had 2.72% of its net assets invested in derivatives excluding foreign exchange contracts. In defining emerging markets, the Adviser may consider, but is not bound by the classifications of the World Bank and will generally invest in countries other than the U.S., Japan, Australia, Canada, New Zealand and the developed countries in Western Europe.

9.

Comment: In the sections entitled “Fund Summaries – Principal Investment Strategies” of the Prospectus with respect to the EMD Fund and other Funds with this risk, consider shortening the risk disclosures related to derivatives.

Response: The Registrants will revise the disclosure as follows:

Derivatives Risk: Derivatives can be highly volatile and involve risks in addition to the risks of the underlying investment, index or rate. Derivatives involve special risks including correlation, counterparty, liquidity, operational, accounting and tax risks. Investing in derivatives also requires a specific skill set and may result in losses. Derivatives may be illiquid, difficult to price and leveraged so that small changes may produce disproportionate losses. Gains or losses from derivatives can be substantially greater than the derivatives’ original cost. ~~Derivatives can be complex instruments and can involve analysis that differs from that required for other investment types used by the Fund. If the value of a derivative does not correlate well with the particular market or other asset class the derivative is intended to provide exposure to, the derivative may not have the anticipated effect.~~

~~Derivatives can also reduce the opportunity for gain or result in losses by offsetting positive returns in other investments.~~

~~The Fund may substantially increase its use of derivatives in response to unusual market conditions.~~

10.

Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” and in the section entitled “Fund Summaries – Principal Investment Risks” of the prospectus for the U.S. Microcap Fund, please define microcap companies and provide related risk disclosure for both Item 4 and Item 9. Additionally, please add disclosure related to the date the benchmark was last reconstituted to both the Item 4 and Item 9 responses.

Response: The Registrants will revise the disclosure by as follows and add to both its Item 4 and Item 9 responses:

Principal Investment Strategies

Under normal circumstances, the Fund will invest at least 80% of its net assets (including equity related futures, options, swaps and other instruments as well as borrowings for investment purposes) in equity securities of U.S. microcap companies, as determined at the time of purchase. Microcap companies are those companies contained within the Russell Microcap Index, or companies with similar size characteristics. The market capitalization of companies included in the Russell Microcap Index ranged from $0.94 million to $0.94 billion as of when the index was last reconstituted on May 31, 2011. The Fund will provide shareholders with at least 60 days’ notice prior to any changes in this policy.

~~Generally, the Fund invests in securities of companies within a market capitalization range of companies within the Russell 2000 and Russell Microcap Indices at the time of purchase. As of December 31, 2011, the capitalization ranges of the Russell 2000 and Russell Microcap Indices were $4.37 million to $3.70 billion and $0.94 million to $0.94 billion, respectively.~~

Principal Investment Risks

Microcap Company Risk. Stocks of microcap companies may be very sensitive to changing economic conditions and market downturns because microcap companies often have narrow markets, fewer product lines, and limited managerial and financial resources, resulting in volatile stock prices and a limited ability to sell them at a desirable time or price.

11.	Comment: In the section entitled “Fund Summaries – Performance” of the Prospectus for the Microcap Fund, please remove the Russell 2000 as it is not a microcap index.

Response: The Registrants have selected the Russell 2000 Index as the broad-based securities market index for the Microcap Fund because the Russell 2000 Index is a more well-known index than the Russell Microcap Index and has a longer history. Additionally, Instruction 2(b) of Item 4 of Form N-1A allows a fund to include, in addition to the required broad-based securities market index, information for one or more other indexes and the Registrants have included disclosure related to the Russell Microcap Index per this instruction.

12.

Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” of the prospectus for the U.S. Smallcap Fund, please define smallcap companies. Additionally, please add disclosure related to the date the benchmark was last reconstituted.

Response: The Registrants will revise the disclosure by as follows:

Principal Investment Strategies

Under normal circumstances, the Fund will invest at least 80% of its net assets (including equity related futures, options, swaps and other instruments as well as borrowings for investment purposes) in equity securities of U.S. smallcap companies, as determined at the time of purchase. U.S. Smallcap companies are those companies contained within the Russell 2000 Index, or companies with similar size characteristics. The market capitalization of companies included in the Russell 2000 Index ranged from $4.37 million to $3.70 billion as of when the index was last reconstituted on May 31, 2011. The Fund will provide shareholders with at least 60 days’ notice prior to any changes in this policy.

Generally, the Fund invests in securities of companies whose market capitalization at the time of purchase falls (i) within the market capitalization range of companies within the Russell 2000 Index or (ii) within the range of the three year average minimum and maximum market capitalizations of companies in the Russell 2000 Index as of December 31 of the three preceding years. As of December 31, 2011, the capitalization range of the Russell 2000 Index was $4.37 million to $3.70 billion and the three year average market capitalization range of the Russell 2000 Index was $9.29 million to $4.58 billion.

13.

Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” of the prospectus for the Smallcap Fund and Midcap Fund, please explain the second prong of the capitalization range. What is the purpose of the three year average? Additionally, please explain how these capitalization ranges are calculated.

Response: Dramatic market volatility may change the capitalization level of a smallcap company eliminating it from index capitalization range for a short period of time. Such sudden changes in value of small cap securities may hamper the adviser’s ability to purchase certain smallcap securities while the adviser waits for the security to return to the capitalization range of the index. The Registrants believe that using a capitalization range of the preceding three years provides a smoothing effect that truly reflects the capitalization of smallcap companies over time. The Registrants believe that smoothing effect benefits the shareholders by ensuring that sudden volatility for a short period will not hamper the Fund’s ability to purchase smallcap securities.

The three year average is calculated by averaging the minimum and maximum capitalization amounts as of December 31 for each of the past three years.

14.

Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” of the prospectus for the Global Equity Fund, please provide disclosure outlining the specific types of derivatives that the Fund will invest in.

Response: The Registrants do provide disclosure related to the specific types of derivatives that the Fund will invest in. However, the location of said disclosure listing the specific types was not in direct proximity to the first bullet below. Thus, the Registrants will move the third bullet from its current location to directly below the second bullet as reflected below.

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To achieve its investment goal the Fund may use derivatives to a substantial extent under certain market conditions. However, as of October 31, 2011, the Fund had 0.0% of its net assets in derivatives excluding foreign exchange contracts. Please go to www.artioglobal.com/documents/factsheet_ge.pdf for more current information on the Fund’s investments in derivatives.

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The Fund may invest in derivatives for hedging and non-hedging purposes. Such investments could be significant. Derivatives are financial instruments the value of which is derived from another security, a commodity (such as gold or oil), an index or a currency (a measure of value or rates, such as the S&P 500 Index or the prime lending rate). The Fund typically uses derivatives as a substitute for taking a position in an underlying asset and/or as part of a strategy to reduce risk, such as interest rate risk, currency risk, and price risk. The Fund expects that derivative instruments will include, but are not limited to, the purchase or sale of futures contracts, forward contracts, non-deliverable forwards, swaps (including credit default swaps), options (including options on futures and options on swaps), warrants, and structured notes. A forward contract is an obligation to purchase or sell an asset or, most commonly, a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. Forward foreign currency contracts are the primary means of hedging currency exposure. A futures contract commits the parties to a transaction at a time in the future at a price determined when the transaction is initiated and generally trade through regulated exchanges and are “marked to market” daily.

15.

Comment: In the section entitled “Fund Strategies and Risks” of the prospectus for the Funds, please move the following disclosure to the section entitled “Risks of Investing in the Funds” for each applicable Fund:

While hedging can reduce losses, it can also reduce or eliminate gains or cause losses if the market moves in a manner different from that anticipated by the Fund or if the cost of the derivative outweighs the benefit of the hedge.

Response: The Registrants will move the disclosure as requested.

16.	Comment: In the section entitled “Fund Strategies and Risks”, in the prospectus of the Total Return Bond Fund, please consider replacing “fixed income securities” with “bonds”.

Response: The Registrants believe that the meaning of “fixed income securities” is so similar to the meaning of “bonds” for Form N-1A disclosure purposes that the distinction between the two terms, if any, does not warrant the cost and difficulty that would be involved with making the change in the Portfolio’s investment policy. The Registrants believe that there is an extremely limited likelihood of investor confusion.

17.

Comment: In the section entitled “Fund Strategies and Risks”, in the prospectus of the Global High Income Fund, please clarify that the derivatives that the fund purchases should have similar characteristics to high-income securities.

Response: The Registrants will revise the disclosure as follows:

Under normal circumstances, the Fund will invest at least 80% of its net assets (including high income related futures, options, swaps and other instruments with economic characteristics similar to the high-income producing instruments listed above as well as borrowings for investment purposes) in a diversified portfolio of high income producing instruments of issuers located throughout the world, including in emerging market countries. The Fund will provide shareholders with at least 60 days’ notice prior to any changes in this policy.

18.	Comment: In the section entitled “Fund Strategies and Risks”, in the prospectus of the Global High Income Fund and EMD Fund, please consider adding the phrase “junk bonds”.

Response: The Registrants will revise the disclosure as follows for the Global High Income Fund:

The Fund seeks to achieve its goal by investing primarily in high income producing instruments, rated at the time of purchase below “BBB–” by S&P, or below “Baa3” by Moody’s, or below a comparable rating by another nationally recognized statistical rating organization, or unrated bonds determined by the Adviser to be of comparable quality. The Fund may invest in securities rated in the lowest ratings category or in default (i.e., junk bonds). Although the Fund typically invests in high income debt securities, the Fund may also invest in investment grade debt.

The Registrants will revise the disclosure as follows for the EMD Fund:

The Fund invests in a combination of investment grade fixed income instruments and below investment grade fixed income instruments (i.e., junk bonds). The Fund does not limit the amount it may invest in securities rated below investment grade.

19.	Comment: In the section entitled “Risks of investing in the Funds”, please consider adding disclosure related to what would happen if the IRS changes or revokes the Funds’ private letter ruling.

Response: The Registrants will revise the disclosure as marked below:

Additionally, International Equity Fund, International Equity Fund II, and Global Equity Funds have received a private letter ruling from the IRS to confirm that the income produced by certain types of investments constitutes “qualifying income” under the Code. Income derived from a Fund’s investments in its respective subsidiary will also constitute qualifying income to the Fund. While the Fund has a private letter ruling from the IRS, the IRS has stopped issuing these types of private letter rulings. If the IRS modifies its position regarding “qualifying income” under the Code or revokes the Funds’ private letter ruling, the Funds may be negatively impacted which may cause the Funds to change the manner in which they invest in certain precious-metal-related instruments.

20.	Comment: In the section entitled “Fund Management”, in the prospectus please describe the adviser’s experience.

Response: The Registrants will revise the disclosure as marked:

Artio Global Management LLC, a Delaware limited liability company, is a registered investment adviser (the “Adviser”) located at 330 Madison Avenue, New York, NY 10017 and is responsible for running all of the operations of the Funds, except for those that are subcontracted to the custodian, fund accounting agent, transfer agent, distributor, administrator, securities lending agent, commission recapture agent, audit and tax provider, and legal counsel. The Adviser has been a registered investment adviser with the Securities and Exchange Commission since April 13, 1983 and as of December 31, 2011, the Adviser had total assets under management of approximately $30.4 billion.

21.	Comment: Please remove the term “NOT PART OF THE PROSPECTUS” currently included on the Funds’ privacy policy.

Response: The Registrants direct the Staff’s attention to Reg-SP 248.9(c)(2) which states that the privacy policy may be delivered with or in a prospectus. There is a cost savings for the Funds and ultimately to shareholders to have the privacy policy bound into the printed prospectus. It is the Registrants’ position that any violations of, or liability associated with, the privacy policy are governed by Reg-SP and not Section 12 of the Securities Act of 1933, as amended, and thus it is important to designate that the privacy policy is not part of the prospectus and the Registrants respectfully decline to remove the term “NOT PART OF THE PROSPECTUS”. However, the Registrants will move the privacy policy to the Funds’ annual report (also allowed by Reg-SP) and remove it from the prospectus in the 2013 annual update.

Reg-SP 248.9(c)(2). Example of reasonable expectation of receipt of annual privacy notice. You may reasonably expect that consumers who share an address will receive actual notice of your annual privacy notice if you deliver the notice with or in a stockholder or shareholder report under the conditions in 17 CFR 270.30d-1(f) or 17 CFR 270.30d-2(b), or with or in a prospectus under the conditions in 17 CFR 230.154.

22.

Comment: In the section entitled “Description of the Funds, Their Investments and Risks”, of the International Equity and International Equity Fund II Fund’s Statement of Additional Information, please modify the disclosure to clarify that the fund does not invest directly in precious metals.

Response: The Registrants will revise the disclosure for both funds as marked:

Although the Fund is not permitted to make direct investments in gold bullion, it is permitted to invest in gold through precious metal-related instruments ~~such as~~ relating to gold, silver, platinum, and palladium including (i) the equity securities of companies that explore for, extract, process or deal in precious metals and related options or warrants thereof (ii) asset-based securities indexed to the value of such metals, such as ETFs and related options thereof (iii) precious metal futures, swaps, and (iv) commodity pools and other indirect investments in precious metals (collectively “precious metal-related instruments”).

23.

Comment: In the section entitled “Common Investment Strategies”, of the Funds’ Statement of Additional Information, please clarify the percentage limitations of investing in supranational entities for the Total Return Bond Fund and the EMD Fund.

Response: The Registrants direct the Staff to the disclosure under ‘Foreign Securities” in the section entitled “Common Investment Strategies” where such disclosure is provided (see below). The disclosure indicates that all funds except the Total Return Bond Fund and the EMD fund have a 25% limitation.

With the exception of the Total Return Bond Fund and Local Emerging Markets Debt Fund, no Fund will invest more than 25% of its total assets in the securities of supranational entities.

24.

Comment: In the section entitled “Common Investment Strategies”, of the Funds’ Statement of Additional Information, please clarify why there is a reference about 144A securities in the disclosure related to derivatives.

Response: The Registrants will revise the disclosure as is marked below.

The Funds will write only covered options. Accordingly, whenever a Fund writes a call option it will continue to own or have the present right to acquire the underlying security for as long as it remains obligated as the writer of the option. To support its obligation to purchase the underlying security if a put option is exercised, a Fund will either (1) earmark or segregate cash or liquid securities having a value at least equal to the exercise price of the underlying securities or (2) continue to own an equivalent number of puts of the same “series” (that is, puts on the same underlying security having the same exercise prices and expiration dates as those written by the Fund), or an equivalent number of puts of the same “class” (that is, puts on the same underlying security) with exercise prices greater than those that it has written (or, if the exercise prices of the puts it holds are less than the exercise prices of those it has written, it will deposit the difference with its custodian in a segregated account). ~~Whenever possible, a Fund will not earmark or segregate 144A securities.~~

25.

Comment: In the section entitled “Common Investment Strategies”, of the Funds’ Statement of Additional Information, please consider adding disclosure that explains that if the Funds engage in temporary defensive positions, they may not be able to meet their investment objectives.

Response: The Registrants will revise the disclosure as is marked below.

Each Fund has the flexibility to respond promptly to changes in market, economic, political, or other unusual conditions. In the interest of preserving the value of the portfolios, the Adviser may employ a temporary defensive investment strategy if it determines such a strategy to be warranted. Pursuant to such a defensive strategy, a Fund may temporarily hold cash (U.S. dollars, foreign currencies, or multinational currency units) and/or invest up to 100% of its assets in high quality debt obligations, money market instruments or repurchase agreements. It is impossible to predict whether, when or for how long a Fund will employ a defensive strategy and during such time, the respective Fund may not achieve its investment objective.

26.

Comment: In the section entitled “Investment Limitations”, of the Funds’ Statement of Additional Information, please describe the limitations under the 1940 Act. Additionally, please add a policy related to commodities for the EMD Fund and International Equity Fund II.

Response: The Registrants believe that the disclosure of the Funds’ investment limitations is consistent with industry practice and has been disclosed as such since the Funds’ initial registration statement. Additionally, the Registrants note that the investment limitations are fundamental and any changes would require a shareholder vote. The Registrants do not believe that any additional value to shareholders potentially gained by revising the investment limitations would justify the expense to shareholders.

The Registrants will add the following policy relating to commodities for the EMD Fund and International Equity Fund II

EMD Fund:

Purchase or sell physical commodities except that the Fund may (i) hold and sell physical commodities acquired as a result of the Fund’s ownership of securities or other instruments; (ii) purchase or sell securities or other instruments backed by physical commodities; (iii) purchase or sell options, and (iv) purchase or sell futures contracts.

International Equity Fund II

Purchase or sell physical commodities except that the Fund may (i) hold and sell physical commodities acquired as a result of the Fund’s ownership of securities or other instruments; (ii) purchase or sell securities or other instruments backed by physical commodities; (iii) purchase or sell options, and (iv) purchase or sell futures contracts; and (v) hold precious-metal commodities directly.

27.

Comment: In the section entitled “Disclosure of the Funds’ Portfolio Holdings”, of the Funds’ Statement of Additional Information, please add disclosure describing the procedures to address conflicts between the interests of the Funds’ shareholders and the adviser, principal underwriter or any affiliated person of the Funds, investment adviser or its principal underwriter.

Response: The Registrants will add the following disclosure:

Disclosure of a Fund’s portfolio securities as an exception to the Funds’ normal business practice requires the Adviser proposing such exception to identify a legitimate business purpose for the disclosure and to submit the proposal to the Funds’ CCO for approval following senior management and legal review at the Adviser. Additionally, no compensation or other consideration is received by the Funds or the Adviser, or any other person for these disclosures. The Board will review annually a list of such entities that have received such information, the frequency of such disclosures and the business purpose.

These procedures are designed to address conflicts of interest between the Funds’ shareholders on the one hand and the Fund’s Adviser or any affiliated person of the Fund or such entities on the other hand by creating a structured review and approval process which seeks to ensure that disclosure of information about the Fund’s portfolio securities is in the best interests of the Fund’s shareholders. There can be no assurance, however, that a Fund’s policies and procedures with respect to the disclosure of portfolio holdings information will prevent the misuse of such information by individuals or firms in possession of such information.

28.

Comment: In the section entitled “Management of the Funds”, of the Funds’ Statement of Additional Information, please disclose that the other directorships for each board member for the past five years.

Response: The Registrants will add “for the past five years” to the column heading and will provide the required disclosure for each Board member.

29.

Comment: In the section entitled “Management of the Funds”, of the Funds’ Statement of Additional Information, please disclose why the Registrants have determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Funds.

Response: The Registrants will add the following sentence to the disclosure:

The Board has determined that the Funds’ leadership and committee structure is appropriate because it enables the Board to effectively and efficiently fulfill its oversight responsibilities and it facilitates the exercise of the Board’s independent judgment in evaluating and managing the relationship between the Funds, on the one hand, and the Adviser and certain other principal service providers, on the other.

30.

Comment: In the section entitled “Management of the Funds”, of the Funds’ Statement of Additional Information, please either add the missing footnote or remove the asterisk on the chart disclosing the Board’s ownership of the Funds.

Response: The Registrants will remove the asterisk.

31.	Comment: In the section entitled “Management of the Funds”, of the Funds’ Statement of Additional Information, please disclose whether Quasar serves as the Funds’ principal underwriter.

Response: The Registrants will revise the disclosure as marked below:

Quasar Distributors, LLC (the “Distributor”) serves as the principal distributor and underwriter of each class of shares of the Trust and GEF. The principal executive offices of the Distributor are located at 615 East Michigan Street, Milwaukee, WI 53202. Pursuant to separate Distribution Agreements between the Trust, GEF and the Distributor, the Distributor conducts a continuous offering and is not obligated to sell a specific number of shares. The Distributor is registered with the SEC as a broker-dealer under the 1934 Act and is a member of the Financial Industry Regulatory Authority (“FINRA”). The Distributor is currently paid a fixed annual fee for services rendered to the Trust and GEF (the “Fixed Fee”). The Fixed Fee is equally paid by the Class A Shares of the Funds out of their Rule 12b-1 fees under the Distribution and Shareholder Services Plan (collectively the “Plans”) and the Adviser. The portion paid by the Plans is allocated to each portfolio series of the Funds based upon the pro-rata asset value of each portfolio’s Class A Share assets in the Funds. Marketing and distribution expenses other than the Fixed Fee which are paid to the Distributor are borne by the Adviser and the Plans based upon the pro-rata asset value of each Fund’s Class I and Class A shares.

32.	Comment: In the section entitled “Management of the Funds”, of the Funds’ Statement of Additional Information, please disclose how the Rule 12b-1 plans benefit the Funds.

Response: The Registrants will revise the disclosure as marked below:

Under the Plans, each Fund may pay an aggregate amount on an annual basis not to exceed 0.25% of the value of the Fund’s average daily net assets attributable to the Class A shares for services provided under the Plan. The fee may be paid to Processing Organizations and/or others for providing services primarily intended to result in the sale of Class A shares as well as certain shareholder servicing, administrative and accounting services to their customers or clients who beneficially own Class A shares.

Services under the Plans include the distribution of shares, the processing of shareholder transactions, other shareholder services not covered by the Funds’ transfer agent, advertisement, printing costs and website costs.

The Plans are compensation plans, which provide for the payment of a specified fee without regard to the actual expense incurred by the Distributor. If the Plans were terminated by the Boards and successor plans were adopted, that Fund would cease to make payments under the Plans and the Distributor would be unable to recover any unreimbursed expenses. The Plans are intended to benefit the Funds, among other things, by increasing their respective assets through sales and marketing and retaining existing assets by providing shareholder services both of which will help maintain and potentially reduce the respective Fund’s expense ratio.

The Plans will continue in effect for so long as their continuance is specifically approved at least annually by each Board, including a majority of the Independent Board members who have no direct or indirect financial interest in the operation of such Plans. The Plans may be terminated at any time, without penalty, by vote of a majority of the Trustees or Directors or by a vote of a majority of the outstanding voting shares of the Trust or the Global Equity Fund that have invested pursuant to such Plans. No Plans may be amended to increase materially the annual percentage limitation of average net assets which may be spent for the services described therein without approval of the shareholders of the Fund affected thereby. Material amendments of the Plans must also be approved by the Trustees or Directors as provided in Rule 12b-1.

The International Equity Fund is closed to new shareholders (at the account level). As a result, all 12b-1 payments made by the International Equity Fund are only to compensate certain financial institutions for shareholder servicing and/or asset retention.

33.

Comment: In the section entitled “Management of the Funds”, of the Funds’ Statement of Additional Information, please provide disclosure related to the procedures that the Funds use when a proxy vote presented a conflict between the interests of the respective Fund and those of the adviser, principal underwriter or any affiliated person of the Funds, the adviser or principal underwriter.

Response: The Registrants will add the following disclosure:

When making proxy voting decisions, Artio Global generally adheres to proxy voting guidelines that set forth Artio Global’s proxy voting positions on recurring issues and criteria for addressing non-recurring issues. Artio Global believes the guidelines, if followed, generally will result in the casting of votes in the best economic interests of clients. The guidelines are based on research and analyses provided by the proxy administration and research service engaged by Artio Global, currently Institutional Shareholder Services (“ISS”) as well as Artio Global’s own research and analyses.

When there are proxy voting proposals that give rise to conflicts of interest that are not addressed by the proxy voting guidelines, the Adviser’s Proxy Voting Committee will convene in an attempt to reach a decision in the best interests of the Funds.

34.	Comment: In the section entitled “Investment Limitations”, of the Funds’ Statement of Additional Information, provide a clarification that the following disclosure is not applicable to borrowings:

For All Funds

If a percentage restriction is adhered to at the time of an investment, a later increase or decrease in the percentage of assets resulting from a change in the values of portfolio securities or in the amount of the Fund’s assets will not constitute a violation of such restriction. It is the intention of the Funds, unless otherwise indicated, that with respect to the Funds’ policies that are the result of the application of law the Funds will take advantage of the flexibility provided by rules or interpretations of the SEC currently in existence or promulgated in the future or changes to such laws.

Response: The Registrants will revise the disclosure as marked below:

For All Funds

If a percentage restriction is adhered to at the time of an investment, a later increase or decrease in the percentage of assets resulting from a change in the values of portfolio securities or in the amount of the Fund’s assets will not constitute a violation of such restriction (except the limitations related to borrowings). It is the intention of the Funds, unless otherwise indicated, that with respect to the Funds’ policies that are the result of the application of law the Funds will take advantage of the flexibility provided by rules or interpretations of the SEC currently in existence or promulgated in the future or changes to such laws.

Please contact me at (646) 737-4951 if you have any questions regarding the Registrants’ responses.

Very truly yours,

EXHIBIT

February     , 2012

Ms. Karen Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Artio Global Investment Funds (the “Trust”) and its respective series:
Artio International Equity Fund (“International Equity Fund”)
Artio International Equity Fund II (“International Equity Fund II”)
Artio Total Return Bond Fund (“Total Return Bond Fund”),
Artio Global High Income Fund (“Global High Income Fund”)
Artio U.S. Microcap Fund (“Microcap Fund”)
Artio U.S. Smallcap Fund (“Smallcap Fund”)
Artio U.S. Midcap Fund (“Midcap Fund”) and
Artio U.S. Multicap Fund (“Multicap Fund”)
--- File nos. 33-47507, 811-6652
and

Artio Global Equity Fund Inc. (the “Global Equity Fund”)
--- File Nos. 333-111901, 811-6017

Dear Ms. Rossotto:

In connection with Post-Effective Amendment No. 57 to the Trust’s registration statement and Post-Effective Amendment No. 16 to the Global Equity Fund’s registration statement, each filed on Form N-1A on December 22, 2011 (together the “Registration Statements”), the Trust and the Global Equity Fund (together the “Registrants”) hereby acknowledge that:

•	the Registrants are responsible for the adequacy and the accuracy of the disclosure in the Registration Statements;
•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statements reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Registration Statements; and

•	the Registrants may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrants.

Please do not hesitate to contact the undersigned at (646) 737-4951 if you have any questions concerning the foregoing.

Very truly yours,